RED METAL RESOURCES LTD. 1130 West Pender St, Unit 555 Vancouver, BC, V6E 4A4

Red Metal Initiates IP Survey on its Carrizal

Copper-Gold-Cobalt Project

VANCOUVER, BC, April 2, 2026 - RED METAL RESOURCES LTD. ("Red Metal" or the "Company") (CSE: RMES, OTCPINK: RMESF, FSE: I660) is pleased to announce it has engaged Geophysical Studies Chile out of La Serena, Chile to complete an Induced Polarization (IP) survey over the Company's 100%-owned Carrizal Copper-Gold-Cobalt Project, located in Chile's Atacama Region.

  Target: Carrizal hosts a structurally controlled, vein-style, Iron Oxide Copper-Gold system. Veins have been identified and sampled over more than 12 km in strike length on surface.  Drilling has tested 1.5 km of that veining to a depth of approximately 200 m.  IP will target chargeability associated with sulphides at depths up to 500 m deep.

  Total work planned: two IP grids are planned to target two separate areas of veining.  A northern target will consist of 10 lines, each 2.5 km in length for a total of 25 kms.  A southwestern target will consist of 6 lines, each 2 km in length for a total of 12 km.  The full survey will total 37 line kms.

RED METAL RESOURCES LTD. 1130 West Pender St, Unit 555 Vancouver, BC, V6E 4A4

Figure 1 & 2: Carrizal Vein Targets for IP with historic Cu & Au surface samples

Figure 3: Outcrops from surface sampling program completed in 2025 showing historic excavations and copper oxides. CARZ-25-043 3.83% Cu, 0.5 g/t Au, CARZ-25-012 2.91% Cu, 1.9 g/t Au

RED METAL RESOURCES LTD. 1130 West Pender St, Unit 555 Vancouver, BC, V6E 4A4

Property highlights:

  Extensive Strike Continuity: Individual mineralized vein systems and mine workings have been mapped with strike lengths of up to 4.5 kilometres and over 12 kilometres of veining mapped and sampled.

  Surface sample confirmed potential economic grades: Historic surface sampling between 1996 and 2025 totaled 317 surface reconnaissance samples.  Of the 317 samples collected, 178 returned copper grades over 1% copper, and 128 exceeded 2% copper and high grade copper values included 17.25%, 8.0% and 7.23%.  For gold,  81  of the 317 samples returned grades above 0.5 g/t with 19 samples exceeding 2.0 g/t Au The highest grade samples were 8.4 g/t, 7.0 g/t and 5.4 g/t Au.

Management cautions that prospecting surface rock samples and associated assays, as discussed herein, are selective by nature and represent a point location, and therefore may not necessarily be fully representative of the mineralized horizon sampled.

Red Metal Resources President and CEO, Caitlin Jeffs, stated, "The Red Metal team's work to date has confirmed exceptional copper and gold grades over more than 12 km strike extent of veins on the Carrizal Property. By engaging Geophysical Studies Chile for this IP survey, we are taking the next step in preparing for the second phase of drilling and demonstrating the full extent of the copper-gold mineralization system."

With the Carrizal property we have the potential to unlock a significant IOCG system, and we invite our shareholders to join us on this exciting journey toward discovery."

Next steps for expanding knowledge and identifying priority targets at Carrizal:

  Structural and geological interpretation: Magnetics to map magnetite-bearing zones such as iron oxide copper-gold (IOCG) veins, breccia zones and related skarns; Induced Polarization geophysics to map sulphide concentrations and identify high-priority targets at depth.

  Advanced Targeting: Integration of 3D IP inversions of chargeability and resistivity data and LiDAR-assisted structural interpretation to refine drill targeting.

  Drill Planning: The combined information from structural interpretation, surface sampling, and IP showing possible sulphide mineralization at depth will be used to enhance confidence in drill targets. This will include expanding previously drilled targets and developing new ones.

Qualified Person

The technical content of this news release has been reviewed and approved by Caitlin Jeffs, P. Geo, who is a Qualified Person ("QP") as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects.

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing clean energy and strategic minerals projects. The Company's current portfolio includes the Company's Chilean projects, which are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera as well as the 100% owned Ville Marie claims in Quebec, and Larder Lake in Ontario, Canada. Red Metal is quoted on the Canadian Securities Exchange under the symbol RMES, on the OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF, and on the Frankfurt Stock Exchange under the symbol I660.

RED METAL RESOURCES LTD. 1130 West Pender St, Unit 555 Vancouver, BC, V6E 4A4

For more information, visit www.redmetalresources.com

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, President & CEO

1-866-907-5403

invest@redmetalresources.com

www.redmetalresources.com

Forward-Looking Statements - All statements in this press release, other than statements of historical fact, are "forward-looking information" within the meaning of applicable securities laws. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to the ability to raise adequate financing, receipt of required approvals, as well as those risks and uncertainties identified and reported in Red Metal's public filings under its SEDAR+ profile at www.sedarplus.ca. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.

Neither the Canadian Securities Exchange nor the Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.